

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 2, 2017

Beth S. DeSimone
Senior Vice President and General Counsel
CenterState Bank Corporation
1101 First Street South
Winter Haven, FL 33880

> **Re: CenterState Bank Corporation**
> **Registration Statement on S-4**
> **Filed September 22, 2017**
> **File No. 333-220582**

Dear Ms. DeSimone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John P. Greeley, Esq.